UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

FALCONSTOR SOFTWARE, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

306137100
(CUSIP Number)

Woodland Partners
68 Wheatley Road
Brookville, New York 11545
(516) 626-3070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON WOODLAND PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 957,257
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 957,257
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 957,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON BARRY W. RUBENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,900
	8	SHARED VOTING POWER 1,813,280
	9	SOLE DISPOSITIVE POWER 900,900
	10	SHARED DISPOSITIVE POWER 1,813,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,715,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON MARILYN RUBENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,258
	8	SHARED VOTING POWER 1,813,280
	9	SOLE DISPOSITIVE POWER 1,258
	10	SHARED DISPOSITIVE POWER 1,813,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,715,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON WOODLAND VENTURE FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 436,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 436,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 436,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON SENECA VENTURES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 131,323
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 131,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON WOODLAND SERVICES CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 568,123
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 568,123
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON BROOKWOOD PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 187,900
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 187,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 306137100

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on December 10, 2009 (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Woodland Partners, a New York partnership (“Woodland Partners”);

(ii)	Barry W. Rubenstein (“Mr. Rubenstein”);

(iii)	Marilyn Rubenstein (“Ms. Rubenstein”);

(iv)	Woodland Venture Fund, a New York limited partnership (“Woodland Fund”);

(v)	Seneca Ventures, a New York limited partnership (“Seneca”);

(vi)	Woodland Services Corp., a New York corporation (“Woodland Services”); and

(vii)	Brookwood Partners, L.P., a New York limited partnership (“Brookwood”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The officers of Woodland Services are Mr. Rubenstein, President, and Ms. Rubenstein, Secretary and Treasurer.  The sole director of Woodland Services is Mr. Rubenstein.

(b)           The address of the principal office of each of the Reporting Persons is 68 Wheatley Road, Brookville, New York 11545.

(c)           The principal business of each of Woodland Partners, Woodland Fund, Seneca and Brookwood is investing in corporate securities.  The principal business of Mr. Rubenstein is serving as the Chief Executive Officer of the general partner of Wheatley Partners, L.P., a Delaware limited partnership whose principal business is investing in corporate securities, the general partner of each of Woodland Partners, Woodland Fund, Seneca and Brookwood, and the President and sole director of Woodland Services.  The principal business of Ms. Rubenstein is serving as a general partner of Woodland Partners and Brookwood and as the Secretary and Treasurer of Woodland Services.  Ms. Rubenstein is the wife of Mr. Rubenstein.  The principal business of Woodland Services is serving as a general partner of each of Woodland Fund and Seneca.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 306137100

(f)           Each individual who is a Reporting Person is a citizen of the United States of America.  Each of Woodland Partners, Woodland Fund, Seneca, Woodland Services and Brookwood is organized under the laws of the State of New York.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 957,257 Shares owned directly by Woodland Partners is approximately $1,868,407, including brokerage commissions.  The Shares owned directly by Woodland Partners were acquired with its working capital.

The aggregate purchase price of the 900,900 Shares owned directly by Mr. Rubenstein, excluding 50,000 Shares underlying fully vested stock options and 9,900 Shares of fully vested restricted stock awarded to Mr. Rubenstein as compensation for his service on the Board of Directors of the Issuer, is approximately $1,119,281, including brokerage commissions.  The Shares owned directly by Mr. Rubenstein were acquired with personal funds.

The aggregate purchase price of the 100,000 Shares held jointly by Mr. and Ms. Rubenstein is approximately $220,515, including brokerage commissions.  The Shares owned jointly by Mr. and Ms. Rubenstein were acquired with personal funds.

The 1,258 Shares owned directly by Ms. Rubenstein were distributed to her from Brookwood as part of a pro rata distribution.

The aggregate purchase price of the 436,800 Shares owned directly by Woodland Fund is approximately $1,986,824, including brokerage commissions.  The Shares owned directly by Woodland Fund were acquired with its working capital.

The aggregate purchase price of the 131,323 Shares owned directly by Seneca is approximately $466,375 including brokerage commissions.  The Shares owned directly by Seneca were acquired with its working capital.

The aggregate purchase price of the 187,900 Shares owned directly by Brookwood is approximately $246,718, including brokerage commissions.  The Shares owned directly by Brookwood were acquired with its working capital.

Item 4	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 16, 2013, the Issuer entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with Hale Capital Partners, LP (“Hale Capital”), pursuant to which the Issuer issued 900,000 shares of the Issuer’s newly created Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”), to Hale Capital at a price of $10.00 per share, for an aggregate purchase consideration of $9.0 million.  In connection with the Purchase Agreement, Mr. and Ms. Rubenstein entered into a voting agreement with the Issuer pursuant to which they each agreed to vote their Shares at the Issuer’s 2014 annual meeting of stockholders or any other meeting called for such purpose, in favor of the issuance of more than of 19.99% of Shares issuable upon conversion of, or payment of dividends on, the Preferred Stock, and any potential change of control of the Issuer which may occur as a result of the transactions contemplated by the Purchase Agreement.  A copy of the form of voting agreement is attached as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2013 and is incorporated herein by reference.  A summary of the Purchase Agreement and the material terms of the Preferred Stock can also be found in the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

CUSIP NO. 306137100

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 48,014,717 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2013.

As of the close of business on September 17, 2013, Woodland Partners directly owned 957,257 Shares, constituting approximately 2.0% of the Shares outstanding.  By virtue of its relationship with Woodland Partners discussed in further detail in Item 2, each of Mr. and Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Woodland Partners.

As of the close of business on September 17, 2013, Mr. Rubenstein directly owned 1,000,900 Shares, including 50,000 Shares underlying fully vested stock options with a purchase price of $3.86 and 100,000 Shares held jointly by Mr. Rubenstein and his wife, Ms. Rubenstein, constituting approximately 2.0% of the Shares outstanding.  By virtue of being Mr. Rubenstein’s spouse, Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Mr. Rubenstein.  Mr. Rubenstein’s ownership does not include the grant of 20,100 Shares of restricted stock awards which are not yet vested and will not vest within sixty days from the date hereof.

As of the close of business on September 17, 2013, Ms. Rubenstein directly owned 101,258 Shares, including 100,000 Shares held jointly by Ms. Rubenstein and her husband, Mr. Rubenstein, constituting less than 1.0% of the Shares outstanding.  By virtue of being Ms. Rubenstein’s husband, Mr. Rubenstein may be deemed to beneficially own the Shares directly owned by Ms. Rubenstein.

As of the close of business on September 17, 2013, Woodland Fund directly owned 436,800 Shares, constituting less than 1.0% of the Shares outstanding.  By virtue of its relationship with Woodland Fund discussed in further detail in Item 2, each of Woodland Services and Mr. and Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Woodland Fund.

As of the close of business on September 17, 2013, Seneca directly owned 131,323 Shares, constituting less than 1.0% of the Shares outstanding.  By virtue of its relationship with Seneca discussed in further detail in Item 2, each of Woodland Services and Mr. and Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Seneca.

As of the close of business on September 17, 2013, Brookwood directly owned 187,900 Shares, constituting less than 1.0% of the Shares outstanding.  By virtue of its relationship with Brookwood discussed in further detail in Item 2, each of Mr. and Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Brookwood.

CUSIP NO. 306137100

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he, she or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)           Woodland Partners and Mr. and Ms. Rubenstein share the power to vote and dispose of the Shares directly owned by Woodland Partners.  Mr. Rubenstein has the sole power to vote and dispose of the Shares he directly owns.  Ms. Rubenstein has the sole power to vote and dispose of the Shares she directly owns.  Woodland Fund, Woodland Services and Mr. and Ms. Rubenstein share the power to vote and dispose of the Shares directly owned by Woodland Fund.  Seneca, Woodland Services and Mr. and Ms. Rubenstein share the power to vote and dispose of the Shares directly owned by Seneca.  Brookwood and Mr. and Ms. Rubenstein share the power to vote and dispose of the Shares directly owned by Brookwood.

(c)           There have been no transactions in the shares in the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 16, 2013, Mr. and Ms. Rubenstein entered into a voting agreement with the Issuer, as described in Item 4.  The disclosure set forth in Item 4 is incorporated herein by reference.

On December 9, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement was attached as Exhibit A to the original Schedule 13D and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Form of Voting Agreement (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013).

CUSIP NO. 306137100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2013	WOODLAND PARTNERS

	By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND VENTURE FUND

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

SENECA VENTURES

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND SERVICES CORP.

By:	/s/ Barry Rubenstein
Barry Rubenstein, President

BROOKWOOD PARTNERS, L.P.

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

/s/ Barry Rubenstein
BARRY RUBENSTEIN

/s/ Marilyn Rubenstein
MARILYN RUBENSTEIN